pls 3/14

11019532

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Savings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Walnut Street
(No. and Street)

Danville (City) PA (State) 17821 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelo Mark Papalia (570) 271-1855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Beard LLC
(Name – *if individual, state last, first, middle name*)

One Windsor Plaza 7335 Windsor Drive, Suite 300
Allentown, PA 18195-1014
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Angelo Mark Papalia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Savings Securities, Inc, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Tiffany M. Kauffman, Notary Public
Danville Boro, Montour County
My Commission Expires Oct. 26, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

ParenteBeard

Independent Auditors' Report

To the Board of Directors
First Savings Securities, Inc.

We have audited the accompanying statements of financial condition of First Savings Securities, Inc. (the Company) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Savings Securities, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ParenteBeard LLC

Allentown, Pennsylvania
February 25, 2011

FIRST SAVINGS SECURITIES, INC.

Statements of Financial Condition
December 31, 2010 and 2009

Assets

	2010	2009
Interest bearing deposits	$ 556,067	$ 315,498
Accounts receivable	495,716	-
Goodwill	5,438,156	6,836,826
Intangible asset, net	73,333	93,333
Prepaid expenses	5,429	79,505
Deferred income taxes	274,050	-
Total Assets	$ 6,842,751	$ 7,325,162
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$ 182,313	$ 35,156
Deferred Income Taxes	-	53,804
Total Liabilities	182,313	88,960
Stockholder's Equity		
Common stock, no par value, stated value $1 per share; 5,000 shares authorized, issued and outstanding	5,000	5,000
Additional paid-in capital	7,240,000	7,240,000
Accumulated deficit	(584,562)	(8,798)
Total Stockholder's Equity	6,660,438	7,236,202
Total Liabilities and Stockholder's Equity	$ 6,842,751	$ 7,325,162

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statements of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commissions	$ 906,188	$ 409,237
Interest income	5,273	1,043
Total revenues	911,461	410,280
Operating Expenses:		
Commissions paid	86,660	88,782
Salaries and benefits	150,316	172,088
Amortization of intangible	20,000	6,667
Impairment charge on goodwill	1,398,670	-
Professional services	57,726	27,941
Insurance	14,568	22,151
Computer software expenses	23,776	23,980
Licenses and registration fees	22,902	14,417
Rent and occupancy	4,517	7,646
Office expenses	5,698	7,154
PA capital stock tax	12,958	1,861
Bad debt expense (recovery)	(110,210)	110,210
Other expenses	11,139	2,832
Total operating expenses	1,698,720	485,729
Loss before Income Tax Benefit	(787,259)	(75,449)
Income Tax Benefit	(211,495)	(4,289)
Net Loss	$ (575,764)	$ (71,160)

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statements of Changes in Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Common Stock	Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balance, January 1, 2009	$ 5,000	$ 141,797	$ 141,909	$ 288,706
Net Loss	-	-	(71,160)	(71,160)
Distributions to Stockholders	-	-	(163,170)	(163,170)
Purchase Accounting Adjustments	-	6,853,203	83,623	6,936,826
Capital Contribution	-	245,000	-	245,000
Balance, December 31, 2009	$ 5,000	$ 7,240,000	$ (8,798)	$ 7,236,202
Net Loss	-	-	(575,764)	(575,764)
Balance, December 31, 2010	$ 5,000	$ 7,240,000	$ (584,562)	$ 6,660,438

See Notes to Financial Statements

FIRST SAVINGS SECURITES, INC.

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities:		
Net loss	$ (575,764)	$ (71,160)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Provision for amortization	20,000	6,667
Deferred income taxes	(327,854)	53,804
Impairment on goodwill	1,398,670	-
Changes in assets and liabilities		
Accounts receivable	(495,716)	253,614
Prepaid expenses	74,076	(75,670)
Accounts payable and accrued expenses	147,157	22,515
Accrued commissions	-	(18,825)
Other liabilities	-	(60)
Net Cash Provided by Operating Activities	240,569	170,885
Cash Flows from Financing Activities		
Distributions to stockholders	-	(163,170)
Capital contribution	-	245,000
Net Cash Provided by Financing Activities	-	81,830
Net Increase in Cash	240,569	252,715
Interest Bearing Deposits, Beginning of Year	315,498	62,783
Interest Bearing Deposits, End of Year	$ 556,067	$ 315,498
Supplementary Cash Flows Information		
Income taxes paid	$ -	$ 19,000
Supplementary Schedule of Noncash Investing and Financing Activities		
Purchase accounting adjustments to stockholder's equity	$ -	$ 6,936,826

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Savings Securities, Inc. (the "Company") is a broker-dealer headquartered in Danville, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). On August 31, 2009, Papalia Securities, Inc., the former owner of the Company, was acquired by First Savings Bank of Perkasie (the "Bank") and subsequently changed the Company's name to First Savings Securities, Inc.

REVENUE RECOGNITION

Accounting principles generally accepted in the United States of America require that securities transactions and the related commission income and expense be recorded on a trade date basis. The Company derives its commission income primarily from the sale of variable insurance products.

RECEIVABLES FROM BROKER DEALERS

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts.

INCOME TAXES

The Company's results for the years ended December 31, 2010 and 2009 are included in a consolidated federal tax return of the Bank's parent company, FSB Bankshares Corporation, a C corporation (the "Parent") under a tax sharing agreement. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return.

Prior to the acquisition of the Company by the Bank, the Company was an S corporation. In lieu of corporate income taxes, the prior shareholders of the Company were taxed on their proportionate share of the Company's taxable income.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Effective January 1, 2009, the Company adopted recent accounting guidance related to accounting for uncertainty in income taxes. The guidance provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The guidance prescribes a recognition of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Company's evaluation of the implementation of the new guidance, no significant income tax uncertainties were identified. Therefore, the Company recognized no adjustment for unrecognized income tax benefits for the years ended December 31, 2010 and 2009. Our policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of income.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of deferred income tax assets, impairment of goodwill, and the net realizable value of accounts receivable.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSET

Goodwill represents the excess of acquisition costs over fair value of assets acquired and liabilities assumed (Note7). Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment at least annually or more frequently if impairment indicators arise. For the year ended December 31, 2010, an impairment charge on goodwill of $1,398,670 was recorded. The impairment charge was primarily due to the result of lower than anticipated revenue for the reporting unit from acquisition through December 31, 2010. No impairment of goodwill had been identified as of December 31, 2009.

The impairment charge recorded as of December 31, 2010 is an estimate. The Bank is currently completing its analysis of the other operating segment within the reporting unit. Any adjustment to the estimated loss based on the completion of the

measurement of the impairment loss will be recognized in the subsequent reporting period.

Identifiable intangible asset consists of a non-compete agreement of $100,000 which is being amortized using the straight-line method over the estimated period of benefit which is five years. Amortization expense for the years ended December 31, 2010 and 2009 was $20,000 and $6,667 respectively. The identifiable intangible asset is tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable. No impairment of the identifiable intangible asset has been identified as of December 31, 2010 and 2009.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2010, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 25, 2011, the date these financial statements were available to be issued.

RECLASSIFICATIONS

Certain items in the 2009 financial statements have been reclassified to conform to the 2010 presentation. Such reclassifications had no impact on the Company's financial condition or results of operations.

2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2010 and 2009, the Company had net capital of $853,006 and $226,538 which was $840,852 and $221,538 in excess of its required net capital of $12,154 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was 0.21 to 1 and 0.16 to 1 at December 31, 2010 and 2009, respectively.

3. Related Party Transactions

The Company is required to reimburse First Savings Financial Services, Inc., a company related through common ownership, for various operating expenses according to a predetermined allocation formula. For the years ended December 31, 2010 and 2009 reimbursements were made as follows:

	2010	2009
Salaries and benefits	$150,316	$172,088
Professional fees and services	2,794	4,571
Rent and occupancy	4,517	7,646
Office expenses	5,105	7,154
Computer software expenses	1,095	-
Insurance	-	2,248
Other	8,765	2,375
Total	$172,592	$196,082

No business transactions have occurred between the Company and the Bank.

4. Concentration Of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2010 and 2009, cash balances in excess of federally insured limits were $306,067 and $65,498, respectively. At December 31, 2010 approximately $411,000 of our accounts receivable was due from two insurance carriers and a wholesaler representing approximately 27.6%, 26.3% and 29.0%..

5. Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the acceptance from customers of applications for the purchase of products from third party product providers, and the acceptance from customers of checks payable to the third party product provider in payment for such purchases. In accordance with applicable regulations, the Company promptly forwards such applications and checks to the third party product provider.

6. Income Taxes

For the year ended December 31, 2009, the components of income tax expense (benefit) are reflected for the activity since the date of acquisition, August 31, 2009, as any income tax liabilities prior to this date are the responsibility of the previous owners. For the four months ended December 31, 2009, the net loss before income taxes was $13,087 and the net loss was $8,798.

The components of the income tax benefit for the periods ended December 31, 2010 and 2009 are as follows:

	2010	2009
Federal:		
Current	$58,180	$(58,093)
Deferred federal (benefit)	(324,416)	53,804
	(266,236)	$(4,289)
State:		
Current	58,179	-
Deferred state (benefit)	(3,438)	-
	1,596	-
Applicable income tax benefit	$(211,495)	$(4,289)

Deferred income taxes consisted of the following components as of December 31, 2010 and 2009:

	2010	**2009**
Deferred tax assets:		
Intangible asset	$ 7,217	$ 1,804
State net operating loss carryforwards	-	6,065
Goodwill	319,978	-
	327,195	7,869
Valuation allowance	(53,145)	
Deferred tax liabilities:		
Goodwill	-	61,673
Net deferred tax assets (liabilities)	$274,050	$(53,804)

As of December 31, 2009, the Company had state net operating loss carryforwards in the amount of $92,168 that expire in 2029. The state net operating loss carryforwards was used in its entirety as of December 31, 2010. The Company recorded a valuation allowance at December 31, 2010, relating to state deferred tax assets associated with the book to tax difference relating to goodwill and intangible assets. In management's opinion these state deferred tax assets will not be realizable due to the uncertainty of generating sufficient taxable income in future years at the state level.

7. Business Combinations

On August 31, 2009, the Bank acquired the Company for $7,000,000. The acquisition of the Company was completed as part of a single acquisition of four separate legal

entities, and the allocated purchase price was determined on a consolidated basis with all four entities treated as a single reporting unit. The Parent and the Company evaluate the Goodwill for impairment at the reporting unit level on an annual basis in accordance with Accounting Standard Codification (ASC) 350-20-35, "Subsequent Measurement of Goodwill". The Bank elected to use push down accounting resulting in the preliminary purchase price allocation for the Company as follows:

Cash	$66,000
Prepaid expenses	9,254
Intangible asset	100,000
Goodwill	6,836,826
Total assets acquired	7,012,080
Total liabilities assumed, accrued liabilities	(12,080)
	$7,000,000

The Company was allocated goodwill of $6,836,826 as a result of the acquisition. This allocation was based on an estimate of the excess of the Company's allocated purchase price over the fair value of its net assets acquired.

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission As of December 31, 2010 and 2009

	2010	2009
Computation of Net Capital		
Total Stockholder's Equity	$ 6,660,438	$ 7,236,202
Deductions and/or Charges:		
Non-allowable assets,		
Prepaid expenses, intangible asset, goodwill, and deferred taxes	(5,807,432)	(7,009,664)
Other deductions and/or changes	(5,807,432)	(7,009,664)
Net Capital	$ 853,006	$ 226,538
Computation of Aggregate Indebtedness		
Total Aggregate Indebtedness:		
Accounts payable, accrued liabilities, and other	$ 182,313	$ 35,156
Total liabilities	182,313	35,156
Other Items	-	-
Total Aggregate Indebtedness	$ 182,313	$ 35,156

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (Continued) As of December 31, 2010 and 2009

	2010	2009
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 12,154	$ 2,344
Minimum Dollar Net Capital Required	$ 5,000	$ 5,000
Net Capital Requirement	$ 12,154	$ 5,000
Excess Net Capital	$ 840,852	$ 221,538
Excess Net Capital at 1000%	$ 834,775	$ 223,022
Ratio: Aggregate Indebtedness to Net Capital	0.21 to 1	0.16 to 1
Reconciliation With Company's Computation		
Included in Part II of Form X-17A-5:		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 853,006	$ 226,538
Net audit adjustments	-	-
Net Capital	$ 853,006	$ 226,538

FIRST SAVINGS SECURITIES, INC.

**Schedule II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

**Schedule III - Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2010**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

ParenteBeard

Independent Auditors' Report on Internal Control Structure Required by Rule 17a-5(g)(1) of the Securities and Exchange Commission

To the Board of Directors
First Savings Securities, Inc.

In planning and performing our audit of the financial statements of First Savings Securities, Inc. (the "Company") as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Allentown, Pennsylvania
February 25, 2011

FIRST SAVINGS SECURITIES, INC.

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2010 AND 2009
&
INDEPENDENT AUDITORS' REPORT
&
SUPPLEMENTARY INFORMATION
&
INTERNAL CONTROL REPORT